UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           BIOFILTRATION SYSTEMS, INC.
                 (Name of Small Business Issuer in its charter)

         Florida                                     65-0382549
(State or other jurisdiction of            (I.R.S. Employer Identification
incorporation or organization)                        Number)

 2341 Porter Lake Drive, Suite 101, Sarasota, Florida               34240
       (Address of principal executive offices)                   (zip code)

                    Issuer's telephone number: (941) 343-9300

Securities to be registered under Section 12(g) of the Act:

Title of each class to           Name of each exchange on which each class is to
be so registered                 be registered
-------------------------        -----------------------------------------------
Common                           OTC Bulletin Board

Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value

INTRODUCTORY STATEMENT

BioFiltration Systems, Inc. has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated by reference, contains forward-looking statements including, among other items, statements regarding the Company's business and growth strategies and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in the section "Risk Factors" including, among others, regulatory or economic influences.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

A. Business Development and Summary

BioFiltration Systems, Inc., hereinafter referred to as the "Company", was incorporated on December 17, 1992, under the laws of the state of Florida. The Company is authorized to issue 5,000,000 shares of its common stock, $.001 par value per share. The Company is currently traded on the National Daily Quotation Bureau Pink Sheets and intends to become listed on the OTC Bulletin Board when it becomes a fully reporting company.

The Company has acquired a patented technology under Patent number 5,205,935. The technology provides a method and apparatus for the continuous degradation of hazardous paint and organic solvent wastes. The apparatus includes a high performance fixed film bioreactor system which remediates and purifies contaminated waters.

With a wastewater disposal problem of both national and international magnitude, the Company's market would encompass everything from Federal, State and local government operations involving the disposal of organic and/or hazardous waste to manufacturing companies producing everything from automobiles to silicon chips. A growing international awareness of the severity of environmental pollutants with a subsequent governmental need to address these issues creates a tremendous marketing opportunity of which the Company intends to take advantage.


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

Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

B. Principal Products

The Company intends to offer its product under its Patent # 5,205,935. The patent was issued on April 27, 1993 which covered part of the bioremediation technology the Company intends to utilize in its operations. The Company proposes to have modular biofiltration systems manufactured by outside sources and to market these systems to various industries.

The biofiltration systems, which will be specifically tailored to each customer's needs, may be utilized for treatment of a variety of waste waters including, but not limited to:

      o     aircraft deicing fluids
      o     landfill leachates
      o     contaminated groundwater
      o     industrial effluents
      o     aluminum can plant solvent wastes
      o     food processing wastewater and other organic wastes.

C. Manufacturing

The Company does not intend to manufacture any of the products it sells. All manufacturing will be subcontracted with manufacturing companies with specialized fiberglass fabricating shops to manufacture the bioreactors to rigid specifications. This will give the Company the flexibility to keep manufacturing costs under control.

Under the direct supervision of the Company's engineers and designers, specialized erection companies will assemble the larger bioreactors on-site. The Company's control panels will be purchased from original equipment manufacturers and will be installed by Company personnel. Packing media will be shipped directly to the site and installed on-site.

Although the Company will not manufacture its own products, it will perform supervision of assembly, redesigning, testing and servicing. Some of the benefits of this strategy are:

      o     decrease in working capital required to conduct business
      o     ability to increase capacity quickly with reduced capital costs
      o     increased overall flexibility


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

D. The Market and Product Distribution

An affiliate company intends to market and install all biofilters on behalf of the Company. The affiliate will operate on a set fee commission basis which will allow the Company to maintain a projected profit margin on each sale. The affiliate has agents in place to represent the Company's products to the nation's airports and is presently signing on agents to contact municipalities, the beverage industry, canning and can manufacturing industries. Other potential markets include landfill operations; food processing facilities; commercial laundries; and chicken, cattle and swine farms.

E. Sales and Marketing Strategy

The Company's anaerobic biofiltration system will be marketed through an affiliate company which currently has sales agents in place ready to begin an information campaign directed at the above-mentioned industries.

The Company's sales and technical representatives will also attend trade shows held by environment related associations to increase the overall awareness of the product. Contacts made and requests developed through these sources will be followed up by the marketing department.

Promotional materials such as brochures, CD ROM, documentation videos and an Internet web page are currently being designed and prepared and will be available for distribution by all sales staff. As well, there is a telephone marketing program being contemplated that will generate leads for the sales staff.

A professional exhibit will be designed and built for use at various conferences and trade shows. This information exhibit will focus on the mechanics of the biofiltration system, the problems the system resolves, and the spinoff benefits and savings that result from the use of the system. Research papers supporting these benefits will be made available.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

The following discussion and analysis of the Company's financial condition and results of its operations for the years ended December 31, 1998 and 1997, should be read in conjunction with the Company's financial statements included elsewhere herein. When used in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected.


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

A. General Discussion of the Company

BioFiltration Systems, Inc. was incorporated in December 1992 for the purpose of purchasing, further developing and patenting a proven anaerobic/aerobic remediation process for treating and disposing of organic effluent. The bio-remediation technology purchased from an affiliate of the Company allows the Company to enter into the business of manufacturing and marketing modular biofiltration systems for the treatment of a variety of waste waters, including aircraft deicing and anti-icing fluids, landfill leachates, contaminated groundwater, industrial effluents, aluminum can plant solvent wastes, food processing wastewater and other organic wastes. As the full impact of earth's very serious environmental problems becomes more apparent with each passing decade, the environmental remediation industry is expected to grow for the foreseeable future. The Company's patented anaerobic/aerobic treatment of liquid wastes renders it suitable for discharge into publicly owned treatment plants and, if required, recycled for irrigation or for disposal directly into the waterways (with appropriate permits).

The Company intends to market its products through commission compensated sales representatives in the U.S. and Canada. It intends to contract with specialized fiberglass and steel fabrication shops in the areas it makes sales to manufacture bio-reactor vessels to its strict specifications. This eliminates the need for the Company to carry large amounts of inventory and it keeps the shipping costs to a minimum. The electrical control panels are purchased locally and installed by Company personnel. By utilizing the fabrication shops in the area of the sale, the talents of the most experienced professional technical consultants and commission compensated sales representatives, the Company keeps its fixed costs to a minimum thereby allowing it the flexibility to tackle projects it determines feasible.

The Process and Its Advantage

Before a commercial airliner starts the take off roll in winter weather, deicing solutions (glycols) are sprayed over the plane to prevent ice from forming and destroying the plane's ability to fly. The amount of glycol used per mid-sized plane requires as much treatment plant capacity as required to treat normal sewage from a city of 5,000 people. Deicing operations are active every day, somewhere in the world. The environmental problem with glycols is that they grab any available oxygen molecules in water, resulting in death for plants and animals that depend on water for survival. Grasses, fish, shellfish, and just about all other life forms are effected. Year after year thousands of tons of glycols soak into the ground and aquifers untreated due to airport deicing operations. Glycol runoff could contain as much as 300,000 mg/I COD (Chemical Oxygen Demand). Residential sewage only contains 250 mg/I COD. These heavy COD loads can completely shut down a municipal owned treatment plant without pre-treatment to a level of 250 mg/COD, or less. Many municipal plants are refusing to accept glycols. Most do not have the capacity to handle it.

To address this problem, the Company has further developed and demonstrated the ability to convert these glycol wastewater streams into liquid that can be directly discharged into storm


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

drains without further treatment. Many airports are seriously considering this optional solution, allowing them to bypass the municipal treatment plants entirely. Because the Environmental Protection Agency has recently informed all national airports that they cannot deice aircraft without collecting and treating deicing fluids, these airports are faced with the near term construction of systems to collect and treat deicing fluids. Because of this regulatory driver, and the fact that management has built operating systems to treat other glycols, this is the first market sector that the Company has focused upon.

The acclaimed NASA/AMES Research Laboratories declared at a recent meeting of the American Association of Airport Executives, anaerobic bio-remediation is the most cost effective method of treating spent deicing fluids. Another study done by ARCO Chemical Company also concluded the most cost-effective method of deicing fluid disposal was anaerobic bio- remediation. Investigation by environmental personnel at one of the Nation's largest airports recently concluded that the Company's bio-remediation system had the potential to save the airport nearly $1,000,000 per year if the patented full-scale glycol treatment system was installed on airport property near the glycol detention basins. In addition, they concluded the Company's process would create recycled usable water which can be used for airport irrigation purposes. The Company's patented anaerobic bio-filter process will safely and effectively eliminate the deicing and anti-icing spent fluid disposal problem at any airport.

How the Process Works

The Company's process is a cost-effective system that introduces selected bacteria in combination with a superior filter mechanism such that glycol and other solvents are efficiently converted into methane (CH4) and carbon dioxide
(CO2). Discharge levels into the storm water system with COD and BOD meets or exceed EPA requirements. The amounts of sludge and other compounds which may require further processing are minuscule. Finally, as a by-product, useful energy - methane gas - is obtained.

The Company's bio-filter system is modular in design. Depending upon volume, a series of in line prefabricated modular treatment vessels can be assembled. The system consists of a fixed film, upflow-downflow bio-filter with superior circulation capability, a heat exchanger where required to ensure proper operational temperature, and appropriate biogas discharge capability. When required, secondary biofilters and aerobic biofilters are utilized for optimum treatment. The rapid, high volume movement of the contaminated water over the anaerobic culture ensures high rates of both performance (reduction of COD) and production (amount of waste treated). On the basis of COD, the anaerobic bio-filter will reduce pollutant liability by greater than 99%. The remaining fractional percentage of COD will be removed by aerobic treatment rendering the essentially free glycol wastewater suitable for surface discharge. These benefits are achieved at a most economical cost. The system's low initial capitalization and ongoing costs for treatment are extremely attractive.


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

Liquidity and Capital Resources

During the past three fiscal years, the Company has financed its operations primarily through cash provided through various short and long term credit facilities and through the private sale of its common stock. The Company intends to complete its first public offering of shares during the second quarter of fiscal 2000. The Company's management believes that sufficient funds will be raised from future operations so as to minimize the need for future equity capitalization.

In addition, management of the Company believes the need for additional capital going forward will be derived from internal revenues and earnings generated from the sale of its products and services. If the Company is unable to begin to generate revenues from its anticipated products, management believes the Company will need to raise additional funds to meet its cash requirements.

B. Segment Data

The Company has received no revenues from sales of its product since its inception. Because no revenue has been received from sales of the Company's product, no table showing percentage breakdown of revenue by business segment or product line is included.

C. Governmental Approval, Regulation and Environmental Compliance

The operations of the Company are subject to regulations by the Environmental Protection Agency ("EPA") as well as regulations normally incident to business operations such as occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations. Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

Wastewater effluent and gaseous emissions from industrial, commercial and governmental sources are subject to regulation by the EPA in the United States. Of importance are:

      o a final determination in 1991 of 20 mineral processing wastes formerly exempt from the Resource Conservation and Recovery Act, the Toxic Substances Control Act being established for only two - phosphyogypsum and phosphoric acid process wastewater - and the remaining 18 being regulated as RCRA Subtitle D wastes;

      o under the Clean Water Act, regulations require national pollution discharge elimination permits for storm water runoff from chemical operations, dumps, organic and/or hazardous wastes, lumbering, mining, recycling, transportation and publicly owned wastewater treatment plants;


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

      o under Section 404 of the Clear Water Act, the EPA signed an agreement with the Army Corps of Engineers setting a goal of "no net loss" of wetlands;

      o effective March 1992, benzene content in wastewater regulations became effective under the National Emission Standard for Hazardous Air Pollutants;

      o 1985 standards by the EPA require control of sulfides, chromium and acidity by the tanning industry - a $2.9 billion industry. Control standards for the tanning industry under the Clean Air Act expected to be published in 1994 requiring a 90% reduction in all volatile organic compounds from the industry baseline recorded in 1987 Toxic Release Inventory;

      o the 1990 Clean Air Act requires utilities to invest an estimated $15 to $20 billion in order to comply.

D. Risks Associated with Operations

The Company's long-term success is partially predicated on the strength of developing a comprehensive sales and marketing program and its ability to design each product to the specifications of its customer's effluent or emissions requirements.

Since the Company does not intend to manufacture its products, it will rely on the use of outside manufacturers to manufacture its product to rigid specifications. As such, there can be no assurance that the product will be manufactured and delivered in a timely manner which would adversely affect the Company's proposed operations.

While the Company's plan of operations is being developed thoroughly, there is no assurance the plan will be accepted in or by the marketplace, nor, that if it is accepted, that demand will be sufficient to make the Company profitable. The Company cannot project with certainty the outcome of its operations, and there are no assurances that the Company will operate profitably in either the near or long term.

Local, national, and international economic conditions may have a substantial adverse effect on the efforts of the Company. The Company cannot guarantee against the possible eventuality of any potential adverse economic conditions.

E. Competition

There are a number of companies involved in this industry. The current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company competes or expects to compete directly or indirectly with the following companies:


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

      o Biothane of Camden, New Jersey, involved only in the larger "built in place" anaerobic aspect of wastewater treatment;

      o     Baccardi Corporation of Puerto Rico;

      o     Pacques Lavatin of Canada;

      o     ORS of Massachusetts, a subsidiary of GTI;

      o     Biotrol of Minnesota.

There can be no assurance that the Company will have the financial resources, technical expertise, or marketing and support capabilities to continue to complete successfully.

F. Developing and Changing Market

The market conditions for the Company's product are evolving and changing with respect to current and expected future legislative changes. The Company believes the current conditions will continue favorably for this type of venture. There can be no assurance that the Company's assessment of the situation is correct, nor that the products it selects will be accepted by the consumer.

G. Employees

As of the current date, the Company has two full time employees. As the Company increases its operations, additional employees will be required. The Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Keyser or Mr. Cannon or the Company's inability to attract and retain other qualified employees could have a material adverse effect on the Company.

H. Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates are processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and if not addressed the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


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

I. Additional Information

The Company intends to provide an annual report to its security holders and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Securities and Exchange Commission (the "Commission"), such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the Commission maintains a website that contains reports, proxy and information statements, and other information regarding reporting companies at http://www.sec.gov.

ITEM 3. DESCRIPTION OF PROPERTY

The Company maintains its principal business operations at 2341 Porter Lake Drive, Suite 101, Sarasota, Florida 34240. The Company's telephone number is
(941) 343-9300.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of January 20, 2000, with respect to the beneficial ownership of common stock by each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock; each director of the Company; and all executive officers and directors of the Company as a group:

Name of Beneficial Owner(1)            Number of Shares    Percent of Class(2)
---------------------------            ----------------    -------------------
Alpha J. And Victoria Keyser              2,825,000              63%
Thomas Cannon                                -0-                  0%
The Baldridge Group(3)                      250,000               6%

----------
(1) As used in this table "beneficial ownership" means the sole or shared power to vote, or to direct the voting of a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security).
(2)   Figures are rounded to the nearest percentage.
(3) Pursuant to an agreement with the Company, the Baldridge Group has the right to acquire another 250,000 shares which are held in escrow by the Company pending payment for said shares.


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

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

      Name                     Age         Title
      ----                     ---         -----
      Alpha J. Keyser           62         President and Chief Executive Officer
      Thomas Cannon             55         Director

Duties, Responsibilities and Experience

Alpha J. Keyser, President and Chief Executive Officer

Al Keyser currently serves as the Company's President, CEO and Director. Mr. Keyser has more than 30 years experience in construction, heavy equipment manufacture development operation and sales, oils and gas drilling operations, and explorative hydrogeology. Mr. Keyser has started and served as CEO of a number of successful small businesses in these areas. In 1989, he started AAA Environmental Services Corp., an environmental services company formed for the development and marketing of equipment, technology and services in wastewater environmental clean up, solid and hazardous waste treatment and air emission control. From 1985 to 1988, he was President and owner of Algasco, Inc., a natural gas exploration and development company which drilled 19 gas wells in the vicinity of Victoria, Texas. From 1978 to 1986, he was President and owner of Alpha Gas Development, Inc., which was formed to do well exploration and development in Kentucky. The company leased in excess of 35,000 acres in Whitley County, Kentucky, resulting in the discovery of one of, if not the, largest gas field in the state. In 1985, the company obtained a $500,000 grant from Department of Energy to provide the extension of Devonian shale into southeast Kentucky. Mr. Keyser sold the company in 1984 but remained as President and CEO until late 1986. From 1973 to 1977, he was the owner and President of Al J. Keyser, Inc., which marketed and installed more than 60 sewage pumping stations in southwest Florida. From 1963 to 1972, he was Eastern Regional Sales Manager for Hein-Wenner Corp. He assisted in the original controls design and pioneered the concept and sale of the larger 1/2 yard and up hydraulic excavators through the eastern U.S. and Canada. He became the number one producer in the company. From 1960 to 1963, he was employed in the sales department of Bay City Shovels and was responsible for installation, demonstration and troubleshooting for a worldwide producer of heavy construction equipment, cranes, backhoes and shovels.


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

Thomas Cannon, Director

Tom Cannon currently serves as a Director of the Company. He has extensive marketing expertise, especially to the nation's airports and to the military. He is responsible for all marketing efforts and directs all sales agents. From 1991 to 1993, he was employed by Flow International, Inc., and was responsible for sales and market development at their services division. From 1987 to 1991, Mr. Cannon founded Rampart Water Blast, Inc., which developed technology to remove rubber and paint from runways at commercial and military airports throughout the U.S. He took the company from start-up to $3.5 million gross sales in four years. He sold the company to Flow International. From 1980 to 1987, he formed Coastal Striping, Inc., to paint roads and runways at military bases throughout the U.S., reaching $4 million in gross sales. He closed the company when the military changed its bidding procedures and funding. From 1976 to 1980 he managed Safe Line, Inc., a company that painted highways in Ohio. From 1968 to 1976, he was employed by Standard Oil Co. Ohio (now known as BP). He started there after graduating from college and progressed through marketing and real estate departments to become project manager.

ITEM 6. EXECUTIVE COMPENSATION

Al Keyser has received no compensation for serving in the capacity of President and Chief Executive Officer. Mr. Keyser is the beneficial owner of 2,825,000 shares of the Company's common stock.

Should the Company become profitable and produce commensurate cash flows from operations, compensation may be paid to key additional personnel, however, this will be subject to approval by the Company's Board of Directors. It is the responsibility of the Company's officers and its Board of Directors to determine the timing of any remuneration for key personnel. Such determination and timing thereof will be based upon such factors as equity sales, operating cash flows, capital requirements, and a positive cash flow balance. At the time cash flow reaches this point, and appears to be sustainable, the officers and Board of Directors will again readdress the compensation of its key personnel and set forth a more formal and complete plan for remuneration in line with operations of the Company. At present, the Company's management cannot accurately estimate the point when revenues and operating cash flows will be sufficient enough to implement this compensation plan, nor are they able to estimate the exact amount of compensation at this time.

There are no annuity, pension, or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at a normal date pursuant to any presently existing plan provided or contributed to by the Company, or any of its subsidiaries, if any.


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

Key Officer Employment Agreements

No employment contracts have been negotiated or signed as yet. However, the Company plans on having all key employees and officers sign a detailed employment contract as appropriate.

Compensation of Directors

All directors will be reimbursed for expenses incurred in attending Board or committee meetings.

Stock Option Plan and Non-Employee Directors' Plan

No stock option plan has been set forth, and no non-employee directors' plan has been instituted. The Company may decide, at a later date, and reserves the right to, initiate these plans as deemed necessary by the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain family members of the Company's President own shares of the Company's common stock as set forth below:

Alpha J. Keyser, President and CEO, is related to the following shareholders:

Name                # of Shares      Relationship              Date Acquired
---------------     -----------      ------------              -------------
Victoria Keyser      2,825,000           Wife                   1992 - 93

ITEM 8. DESCRIPTION OF SECURITIES

The Company's Articles of Incorporation authorizes the issuance of 5,000,000 shares of common stock, $.001 par value per share, of which 4,459,100 shares are outstanding as of the date of this filing. The Company is not authorized to issue shares of preferred stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share, pro rata, all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable. The Company has not authorized any Preferred stock, Convertible stock, or Warrants as of the date of this filing.


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

Transfer Agent

The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The common stock is currently quoted on the National Daily Quotation Bureau Pink Sheets operated by The NASDAQ Stock Market, Inc. under the symbol "BIFS." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

         Quarter Ended                  Low               High
         -------------------            -------           -------
         March 31, 1999                 $2.00             $3.25
         June 30, 1999                  $1.875            $2.31
         September 30, 1999             $0.594            $0.594
         December 31, 1999              $0.50             $0.50

The Company's shares of common stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act") and are restricted securities with the exception of 500,000 shares issued pursuant to Rule 504, Regulation D.

Since its inception, the Company has not paid cash dividends on its common stock. It is the present policy of the Company not to pay cash dividends and to retain future earnings to support the Company's growth. Any payments of cash dividends in the future will be dependent upon, among other things, the amount of funds available therefor, the Company's earnings, financial condition, capital requirements, and other factors which the Board of Directors deems relevant.

As of January 20, 2000, there were approximately 28 common shareholders of record.

ITEM 2. LEGAL PROCEEDINGS

The Company is not presently a party to any litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.


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

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no changes in or disagreements with accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

On March 31, 1999, the Company entered into a special services agreement with an unrelated active participation investor. Pursuant to this agreement, the investor will provide various public relations and marketing services to the Company in exchange for the right to purchase 875,000 shares of the Company's stock for $1,000,000. The purchase of these shares will occur in stages, at varying per share prices ranging from $.25 to $2.00 per share. At March 31, 1999, 250,000 shares were issued for a stock subscription receivable of $62,500. For the six months ended June 30, 1999, the $812,500 difference between the fair value of the stock issued and the purchase price has been recorded as stock issue expenses.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the fullest extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; (i) for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

                                    PART F/S

FINANCIAL STATEMENTS

The audited financial statements of the Company, prepared by Semago & Company, P.A., Certified Public Accountants, 102 W. Whiting Street, Suite 600, Tampa, Florida 33602, required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

    2    Reorganization Agreement (not applicable)

    3    (i) Articles of Incorporation and Amendments
    3    (ii) By-Laws

    4    Instruments defining the rights of holders (refer to exhibit 3)

    9    Voting Trust agreement (not applicable)

   10    Material contracts (not applicable)

   11    Statement re: Computation of per share earnings (not applicable)

   21    Subsidiary of the Registrant (not applicable)

   24    Power of Attorney (not applicable)

   27    Financial Data Schedule (not applicable)

   99    Additional Exhibits (not applicable)

                                 SIGNATURE PAGE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2000                    BioFiltration Systems, Inc.


                                     By:  /s/ Alpha J. Keyser
                                          -------------------------------------
                                          Alpha J. Keyser, President and CEO
                                          (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.


Date: January 21, 2000               By:   /s/ Alpha J. Keyser
                                           -------------------------------------
                                           Alpha J. Keyser, President and CEO
                                           (Principal Executive Officer)


Date: January 21, 2000               By:   /s/ Thomas Cannon
                                           -------------------------------------
                                           Thomas Cannon, Director

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          -----------------------------

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 (AUDITED)
                          AND JUNE 30, 1999 (UNAUDITED)

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          -----------------------------

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 (AUDITED)
                          AND JUNE 30, 1999 (UNAUDITED)

                                    CONTENTS

                                                                           Page
                                                                           ----
INDEPENDENT AUDITORS' REPORT                                              1 - 2

FINANCIAL STATEMENTS

    BALANCE SHEETS                                                        3 - 4

    STATEMENTS OF OPERATIONS                                                5

    STATEMENTS OF CHANGES IN STOCKHOLDERS'
        EQUITY (DEFICIT)                                                  6 - 10

    STATEMENTS OF CASH FLOWS                                             11 - 13

NOTES TO FINANCIAL STATEMENTS                                            14 - 19

[LOGO SEMAGO & COMPANY]

To the Stockholders
Biofiltration Systems, Inc.
(a development stage company)
Sarasota, Florida

                          Independent Auditors' Report

We have audited the accompanying balance sheet of Biofiltration Systems, Inc. (a development stage company) as of December 31, 1998, and the related statements of operations and cash flows for the years ended December 31, 1998 and 1997, and the statements of changes in stockholders' equity (deficit) for the period from inception (December 17, 1992) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biofiltration Systems, Inc. (a development stage company) as of December 31, 1998, and the results of its operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As explained in Note A, the Company is in a development stage. Continued operations are dependent upon its ability to generate sufficient cash flows to commence and sustain operations. The accompanying financial statements do not include any adjustments that might result from this uncertainty.

The accompanying balance sheet of Biofiltration Systems, Inc. as of June 30, 1999, and the related statements of operations and cash flows for the six months ended June 30, 1999 and 1998, and for the period from inception (December 17, 1992) to June 30, 1999, and the statement of changes in stockholders' equity (deficit) for the six months ended June 30, 1999, were not audited by us and, accordingly, we do not express an opinion on them.

CERTIFIED PUBLIC ACCOUNTANTS
Tampa, Florida
August 24, 1999

                             SEMAGO & COMPANY, P.A.
                 102 W. Whiting Street Suite 600 Tampa, FL 33602
                          813-221-2331 Fax 813-225-1021

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 (AUDITED)
                          AND JUNE 30, 1999 (UNAUDITED)

                                     ASSETS
                                                      December 31,    June 30,
                                                         1998           1999
                                                      -----------    ----------
                                                                     (Unaudited)

CURRENT ASSET - CASH                                   $  9,120       $  3,755
                                                       --------       --------

OTHER ASSETS

    Patent (Note A)                                     470,000        470,000
    Advances to related company
        (Note B)                                        465,910        465,910
    Other                                                 2,848          2,848
                                                       --------       --------

                                                        938,758        938,758
                                                       --------       --------

                                                       $947,878       $942,513
                                                       ========       ========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 (AUDITED)
                          AND JUNE 30, 1999 (UNAUDITED)

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                    December 31,      June 30,
                                                       1998            1999
                                                    -----------     -----------
                                                                    (Unaudited)
CURRENT LIABILITIES

    Accounts payable                                $    12,192     $    12,286
    Accrued expenses                                         --         119,000
    Accrued interest payable                              2,086              50
                                                    -----------     -----------

        TOTAL CURRENT LIABILITIES                        14,278         131,336
                                                    -----------     -----------

LONG-TERM LIABILITIES

    Stockholder notes payable
        (Note C)                                        348,900         348,900
    Related party notes payable
        (Note D)                                        515,900         518,200
                                                    -----------     -----------

                                                        864,800         867,100
                                                    -----------     -----------

COMMITMENTS AND CONTINGENCIES
    (NOTES B AND F)                                          --              --
                                                    -----------     -----------

STOCKHOLDERS' EQUITY (DEFICIT)

    Common stock, $.001 par value,
        5,000,000 shares authorized,
        3,959,100 and 4,209,100 shares
        issued and outstanding at
        December 31, 1998 and June 30,
        1999, respectively (Notes C and F)                3,959           4,209
    Stock subscription receivable                            --         (27,500)
    Additional paid-in capital (Note D)                 800,506       1,730,462
    (Deficit) accumulated during
        development stage                              (550,665)     (1,628,094)
                                                    -----------     -----------

                                                        253,800          79,077
    Less treasury stock, at cost
        (Note H)                                       (185,000)       (135,000)
                                                    -----------     -----------

                                                         68,800         (55,923)
                                                    -----------     -----------

                                                    $   947,878     $   942,513
                                                    ===========     ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                           CUMULATIVE (UNAUDITED) AND
            FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997 (AUDITED)
         AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

                      Cumulative
                        during                December 31,                  June 30,
                      development    --------------------------    --------------------------
                         stage          1998           1997           1999            1998
                      -----------    -----------    -----------    -----------    -----------
                      (Unaudited)                                         (Unaudited)
REVENUES              $     2,000    $     2,000    $        --    $        --    $     2,000
                      -----------    -----------    -----------    -----------    -----------

EXPENSES

    Interest
      (Notes C
      and D)              151,596         37,699         35,375         20,512         17,839
    Professional
      fees                255,329         29,748          2,905        216,155         28,748
    Telephone and
      utilities            13,069          8,477            921          3,672          4,446
    Rent                   18,527          8,897          3,210          6,420          3,975
    Office expenses        21,657         11,239          2,398          6,924          6,061
    Stock issue
      expenses
      (Note A)          1,127,500        315,000             --        812,500             --
    Miscellaneous          42,416         27,132            496         11,246         12,951
                      -----------    -----------    -----------    -----------    -----------

                        1,630,094        438,192         45,305      1,077,429         74,020
                      -----------    -----------    -----------    -----------    -----------

NET LOSS BEFORE
    BENEFIT
    (PROVISION) FOR
    INCOME TAXES       (1,628,094)      (436,192)       (45,305)    (1,077,429)       (72,020)

BENEFIT (PROVISION)
    FOR INCOME
    TAXES (NOTE E)             --        (21,750)         8,600             --        (21,750)
                      -----------    -----------    -----------    -----------    -----------

NET LOSS              $(1,628,094)   $  (457,942)   $   (36,705)   $(1,077,429)   $   (93,770)
                      ===========    ===========    ===========    ===========    ===========

NET LOSS PER
    COMMON SHARE
    (NOTE A)          $     (0.48)   $     (0.12)   $     (0.01)   $     (0.28)   $     (0.02)
                      ===========    ===========    ===========    ===========    ===========

WEIGHTED AVERAGE
    COMMON SHARES
    OUTSTANDING         3,417,135      3,843,193      3,613,259      3,863,655      3,767,257
                      ===========    ===========    ===========    ===========    ===========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
        FROM INCEPTION (DECEMBER 17, 1992) TO DECEMBER 31, 1998 (AUDITED)
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

                                                                                                      (Deficit)
                                     Common stock               Treasury stock          Additional      Stock           during
                              -------------------------   -------------------------      paid-in     subscription    development
                                 Shares      Par value      Shares           Cost        capital      receivable        stage
                              -----------   -----------   -----------    -----------    -----------   -----------    -----------
INCEPTION, DECEMBER 17, 1992           --   $      --            --      $      --      $      --      $      --     $      --

STOCK ISSUED FOR CASH
  ($.001 PER SHARE),
  DECEMBER 1992                   155,000         155            --             --             --             --            --

STOCK ISSUED FOR
  SUBSCRIPTION RECEIVABLE
  ($.001 PER SHARE),
  DECEMBER 1992                   320,000         320            --             --             --           (320)           --
                                ---------   ---------     ---------      ---------      ---------      ---------     ---------

BALANCE, DECEMBER 31, 1992        475,000         475            --             --             --           (320)           --

STOCK ISSUED FOR CASH
  ($.001 PER SHARE),
  JANUARY 1993                  2,350,000       2,350            --             --         49,755             --            --

STOCK ISSUED IN LIEU
  OF INTEREST ($.001
  PER SHARE), JANUARY 1993        250,000         250            --             --             --             --            --

CONTRIBUTION OF ADDITIONAL
  PAID-IN CAPITAL                      --          --            --             --         25,000             --            --

COLLECTION OF STOCK
  SUBSCRIPTION RECEIVABLE              --          --            --             --             --            320            --

NET LOSS                               --          --            --             --             --             --        (2,765)
                                ---------   ---------     ---------      ---------      ---------      ---------     ---------
BALANCE, DECEMBER 31, 1993      3,075,000   $   3,075            --      $      --      $  74,755      $      --     $  (2,765)

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
        FROM INCEPTION (DECEMBER 17, 1992) TO DECEMBER 31, 1998 (AUDITED)
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                                   (continued)

                                                                                                                      (Deficit)
                                     Common stock               Treasury stock          Additional      Stock           during
                              -------------------------   -------------------------      paid-in     subscription    development
                                 Shares      Par value      Shares           Cost        capital      receivable        stage
                              -----------   -----------   -----------    -----------    -----------   -----------    -----------
STOCK ISSUED IN LIEU
    OF INTEREST ($.001
    PER SHARE):

       MARCH 1994                   16,000    $      16            --     $    --        $      --      $      --      $      --
       JUNE 1994                    50,000           50            --          --               --             --             --
       AUGUST 1994                  50,000           50            --          --               --             --             --
       OCTOBER 1994                100,000          100            --          --               --             --             --

CONTRIBUTION OF ADDITIONAL
    PAID-IN CAPITAL                     --           --            --          --           16,600             --             --

NET LOSS                                --           --            --          --               --             --         (5,486)
                                 ---------    ---------      --------     -------        ---------      ---------      ---------

BALANCE, DECEMBER 31, 1994       3,291,000        3,291            --          --           91,355             --         (8,251)

STOCK ISSUED IN LIEU
    OF INTEREST ($.001
    PER SHARE):

       MARCH 1995                   75,000           75            --          --               --             --             --
       JUNE 1995                    75,000           75            --          --               --             --             --
       OCTOBER 1995                 50,000           50            --          --               --             --             --

CONTRIBUTION OF ADDITIONAL
    PAID-IN CAPITAL                     --           --            --          --           20,000             --             --

NET LOSS                                --           --            --          --               --             --        (17,998)
                                 ---------    ---------      --------     -------        ---------      ---------      ---------

BALANCE, DECEMBER 31, 1995       3,491,000    $   3,491            --     $    --        $ 111,355      $      --      $ (26,249)

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
        FROM INCEPTION (DECEMBER 17, 1992) TO DECEMBER 31, 1998 (AUDITED)
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                                   (continued)

                                                                                                                      (Deficit)
                                     Common stock               Treasury stock          Additional      Stock          during
                              -------------------------   -------------------------      paid-in     subscription    development
                                 Shares      Par value      Shares           Cost        capital      receivable        stage
                              -----------   -----------   -----------    -----------    -----------   -----------    -----------
STOCK ISSUED IN LIEU
    OF INTEREST ($.001
    PER SHARE):

       MARCH 1996                 50,000     $      50            --     $      --     $      --     $      --     $      --
       JULY 1996                  25,000            25            --            --            --            --            --

CONTRIBUTION OF ADDITIONAL
    PAID-IN CAPITAL                   --            --            --            --        10,000            --            --

NET LOSS                              --            --            --            --            --            --       (29,769)
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------

BALANCE, DECEMBER 31, 1996     3,566,000         3,566            --            --       121,355            --       (56,018)

STOCK ISSUED FOR CASH
    ($2.00 PER SHARE),
    DECEMBER 1997                    750             1            --            --         1,499            --            --

STOCK ISSUED IN LIEU
    OF INTEREST ($.001
    PER SHARE):

    MARCH 1997                    12,500            12            --            --            --            --            --
    MAY 1997                      25,000            25            --            --            --            --            --
    JULY 1997                     50,000            50            --            --            --            --            --
    DECEMBER 1997                 37,500            38            --            --            --            --            --

CONTRIBUTION OF ADDITIONAL
    PAID-IN CAPITAL                   --            --            --            --        15,450            --            --

NET LOSS                              --            --            --            --            --            --       (36,705)
                               ---------     ---------     ---------     ---------     ---------     ---------     ---------

BALANCE, DECEMBER 31, 1997     3,691,750     $   3,692            --     $      --     $ 138,304     $      --     $ (92,723)

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
        FROM INCEPTION (DECEMBER 17, 1992) TO DECEMBER 31, 1998 (AUDITED)
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                                   (continued)

                                                                                                                      (Deficit)
                                     Common stock               Treasury stock          Additional      Stock          during
                              -------------------------   -------------------------      paid-in     subscription    development
                                 Shares      Par value      Shares           Cost        capital      receivable        stage
                              -----------   -----------   -----------    -----------    -----------   -----------    -----------
STOCK ISSUED FOR CASH
    ($2.00 PER SHARE):

    MARCH 1998                     6,850    $       7            --      $      --       $  13,693     $      --     $      --
    DECEMBER 1998                 10,500           10            --             --          20,990            --            --

STOCK ISSUED FOR SERVICES
    ($2.00 PER SHARE),
    JUNE 1998                    250,000          250            --             --         499,750            --            --

CONTRIBUTION OF ADDITIONAL
    PAID-IN CAPITAL                   --           --            --             --         127,769            --            --

STOCK REPURCHASED UPON
    CANCELLATION OF SERVICES          --           --       (92,500)      (185,000)             --            --            --

NET LOSS                              --           --            --             --              --            --      (457,942)
                               ---------    ---------       -------      ---------       ---------     ---------     ---------

BALANCE, DECEMBER 31, 1998     3,959,100    $   3,959       (92,500)     $(185,000)      $ 800,506     $      --     $(550,665)

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
        FROM INCEPTION (DECEMBER 17, 1992) TO DECEMBER 31, 1998 (AUDITED)
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
                                   (continued)

                                                                                                                      (Deficit)
                                     Common stock               Treasury stock          Additional      Stock           during
                              -------------------------   -------------------------      paid-in     subscription    development
                                 Shares      Par value      Shares           Cost        capital      receivable        stage
                              -----------   -----------   -----------    -----------    -----------   -----------    -----------
STOCK ISSUED FOR SERVICES
    AND STOCK SUBSCRIPTION
    RECEIVABLE ($3.50 PER
    SHARE), MARCH 1999            250,000   $       250            --    $        --    $   874,750   $   (62,500)   $        --

STOCK ISSUED FOR SERVICES
    ($3.50 PER SHARE),
    APRIL 1999                         --            --        25,000         50,000         37,500            --             --

CONTRIBUTION OF ADDITIONAL
    PAID-IN CAPITAL                    --            --            --             --         17,706            --             --

COLLECTIONS ON STOCK
    SUBSCRIPTION RECEIVABLE            --            --            --             --             --        35,000             --

NET LOSS                               --            --            --             --             --            --     (1,077,429)
                              -----------   -----------   -----------    -----------    -----------   -----------    -----------

BALANCE, JUNE 30, 1999          4,209,100   $     4,209       (67,500)   $  (135,000)   $ 1,730,462   $   (27,500)   $(1,628,094)
                              ===========   ===========   ===========    ===========    ===========   ===========    ===========
 (Unaudited)

                 The accompanying notes to financial statements
                    are an integral part of these statements.

                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                           CUMULATIVE (UNAUDITED) AND
             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997(AUDITED)
           AND THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

                                               Cumulative
                                                 during                      December 31,                         June 30,
                                               development          ---------------------------          ---------------------------
                                                  stage                1998              1997              1999               1998
                                                ----------          ---------          --------          --------          ---------
                                               (Unaudited)                                                       (Unaudited)
CASH FLOWS FROM OPERATING
    ACTIVITIES

    Cash received from
       customers                                  $   2,000         $   2,000         $      --         $      --         $   2,000
    Cash paid for expenses                         (135,060)          (74,371)           (9,400)          (37,823)          (47,880)
    Cash paid for interest                           (5,205)             (363)               --            (4,842)               --
                                                  ---------         ---------         ---------         ---------         ---------

       Net cash used by
         operations                                (138,265)          (72,734)           (9,400)          (42,665)          (45,880)
                                                  ---------         ---------         ---------         ---------         ---------

CASH FLOWS FROM INVESTING
    ACTIVITIES - ADVANCES TO
    RELATED COMPANY                                (453,410)          (23,750)          (42,550)               --           (23,750)
                                                  ---------         ---------         ---------         ---------         ---------

CASH FLOWS FROM FINANCING
    ACTIVITIES

    Proceeds from sale of
       common stock                                  88,460            34,700             1,500                --            13,700
    Contributions of
       additional paid-in
       capital                                       67,050                --             7,950                --                --
    Collections on due
       from stockholders                             37,500            25,000            12,500                --            25,000
    Collections on stock
       subscription
       receivable                                    35,320                --                --            35,000                --
    Proceeds from related
       party notes payable                           48,200            45,900                --             2,300            34,500
    Proceeds from stock-
       holder notes payable                         318,900                --            30,000                --                --
                                                  ---------         ---------         ---------         ---------         ---------

       Net cash provided by
          financing activities                      595,430           105,600            51,950            37,300            73,200
                                                  ---------         ---------         ---------         ---------         ---------

NET INCREASE (DECREASE) IN
    CASH                                              3,755             9,116                --            (5,365)            3,570

CASH, BEGINNING OF PERIOD                                --                 4                 4             9,120                 4
                                                  ---------         ---------         ---------         ---------         ---------

CASH, END OF PERIOD                               $   3,755         $   9,120         $       4         $   3,755         $   3,574
                                                  =========         =========         =========         =========         =========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                           CUMULATIVE (UNAUDITED) AND
             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997(AUDITED)
           AND THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

                                             Cumulative
                                               during                  December 31,                       June 30,
                                             development      ---------------------------        ---------------------------
                                                stage            1998              1997            1999               1998
                                              ----------      ---------          --------        --------          ---------
                                             (Unaudited)                                                 (Unaudited)
                                                  RECONCILIATION OF NET LOSS TO
                                                CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                    $(1,628,094)       $  (457,942)    $   (36,705)       $(1,077,429)       $(93,770)

RECONCILING ADJUSTMENTS

    Provision (benefit) for
       income taxes                                  --             21,750          (8,600)                --          21,750
    (Increase) decrease in
       other assets                              (2,848)            (1,070)            530                 --              --
    Increase in accounts
       payable                                   12,286             12,192              --                 94           8,300
    Increase in accrued
       expenses                                 119,000                 --              --            119,000              --
    Increase in accrued
       interest payable                         145,525             37,336          35,250             15,670          17,840
    Stock issued in lieu of
       interest                                     866                 --             125                 --              --
    Stock issued for
       expenses                               1,400,000            500,000              --            900,000              --
    Treasury stock
       acquired via
       reduction of
       expenses                                (185,000)          (185,000)             --                 --              --
                                            -----------        -----------     -----------        -----------        --------

CASH FLOWS FROM OPERATING
    ACTIVITIES                              $  (138,265)       $   (72,734)    $    (9,400)       $   (42,665)       $(45,880)
                                            ===========        ===========     ===========        ===========        ========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                           CUMULATIVE (UNAUDITED) AND
             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997(AUDITED)
           AND THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998 (UNAUDITED)

                                                  Cumulative
                                                    during                   December 31,                         June 30,
                                                  development        -------------------------          --------------------------
                                                     stage              1998            1997              1999              1998
                                                   ----------        ---------        --------          --------          --------
                                                  (Unaudited)                                                 (Unaudited)
                                               NONCASH INVESTING AND FINANCING ACTIVITIES

INCREASE IN PAID-IN CAPITAL
     AND STOCKHOLDER NOTES
     PAYABLE THROUGH ADVANCES
     TO RELATED COMPANY                            $    12,500        $      --        $ 12,500         $      --        $      --
                                                   ===========        =========        ========         =========        =========

INCREASE IN PAID-IN CAPITAL
     AND STOCKHOLDER NOTES
     PAYABLE THROUGH INCREASE
     IN DUE FROM STOCKHOLDER                       $    37,500        $      --        $ 25,000         $      --        $      --
                                                   ===========        =========        ========         =========        =========

PURCHASE OF PATENT FOR
     RELATED PARTY DEBT                            $   470,000        $      --        $     --         $      --        $      --
                                                   ===========        =========        ========         =========        =========

DECREASE IN ACCRUED INTEREST
     PAYABLE THROUGH CONTRI-
     BUTION TO PAID-IN
     CAPITAL                                       $   145,475        $      --        $     --         $  17,706        $ 110,063
                                                   ===========        =========        ========         =========        =========

COMMON STOCK ISSUED WITH
     STOCK SUBSCRIPTION
     RECEIVABLE                                    $    62,820        $      --        $     --         $  62,500        $      --
                                                   ===========        =========        ========         =========        =========

                 The accompanying notes to financial statements
                   are an integral part of these statements.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company activities

Biofiltration Systems, Inc. (the Company) was incorporated in the state of Florida in December 1992. The Company will operate as a manufacturer of modular biofiltration systems for the treatment of a variety of wastewater. It is management's intention to sell or lease these systems to customers worldwide. Company offices are located in Sarasota, Florida.

For the period from inception (December 17, 1992) to August 24, 1999, the Company has been in a development stage. During this time management has been engaged in business planning activities and obtaining capital. Operations are expected to commence in late 1999.

Successful completion of the Company's development plan and its transition to attaining profitable operations is dependent upon obtaining adequate working capital and achieving a level of sales necessary to support its cost structure.

The recovery of the Company's assets is dependent upon the above future events. The outcome of these events is uncertain.

Unaudited information

In the opinion of management, all adjustments consisting of normal recurring adjustments necessary for the fair presentation of the financial position at June 30, 1999, the results of operations, changes in stockholders' equity (deficit), and cash flows for the six months ended June 30, 1999 and 1998 and for the period from inception (December 17, 1992) to June 30, 1999, have been made. Operating results for the six months ended June 30, 1999, are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

Patent

The patent was purchased from a related company (see Note B) that originally developed and recorded the patent. The patent is recorded at its purchase cost. Amortization of the patent over its useful life will begin when the Company commences operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Start-up costs

Costs associated with the start-up costs of Company operations have been expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred.

Stock issue expenses

Costs associated with the offering of the Company's common stock to outside investors will be capitalized. Such costs will be offset against the future proceeds on sale of the stock. Offering costs incurred that have not resulted in sales of stock have been expensed to stock issue expense in the accompanying financial statements. (see Note F).

Deferred income taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The principal source of timing differences is the treatment of start-up costs and interest.

Earnings per share

The Company has adopted Statement of Financial Accounting Services Standards No. 128 "earnings per share", which requires presentation on the face of the statements of loss of both basic and diluted earnings per share. Because common stock equivalents are immaterial, only basic loss per common share is presented.

NOTE B - NATIONAL SALES AGREEMENT

The Company's majority stockholders own another company that provides services as a national sales agent (see Note D).

In 1992, the Company entered into an agreement whereby the related company provides exclusive national sales services. The term of the agreement is for a one year period, automatically renewable for an additional one year period. This agreement can be terminated with a one year notice by either party.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)

NOTE B - NATIONAL SALES AGREEMENT (continued)

Terms of the national sales agreement provide for the related company to be paid 30% of the Company's retail sales and/or collected lease revenue, as defined. Further, in accordance with the agreement and at its option, the Company may advance funds against future commissions to the related company. At December 31, 1998 and June 30, 1999, this related company had been advanced $465,910 against future sales commissions.

NOTE C - STOCKHOLDER NOTES PAYABLE

Stockholder notes payable consist of non-interest bearing notes payable to certain stockholders. Principal is payable from operating profits. However, based on written representation from the Company's majority stockholder, these notes payable will be repaid prior to payment of sales commissions due sales agent (see Note B). Repayments will be limited to not more than 50% of all earned sales commissions due sales agent.

In lieu of interest on the above notes, the stockholders received additional stock certificates. An amount equal to the par value of the stock certificates was recorded as interest expense in the year the stock was issued. For the periods from inception (December 17, 1992) to June 30, 1999, stockholder notes payable and additional stock issued under the terms noted above amounted to the following:

                                                                Common stock
                                                          ----------------------
                                         Stockholder        Par
       Period of issue                      notes          value          Shares
----------------------------             -----------      ------         -------
Year ended December 31, 1993              $ 102,500        $ 250         250,000
Year ended December 31, 1994                 66,400          216         216,000
Year ended December 31, 1995                 80,000          200         200,000
Year ended December 31, 1996                 40,000           75          75,000
Year ended December 31, 1997                 60,000          125         125,000
Year ended December 31, 1998                     --           --              --
Period ended June 30, 1999                       --           --              --
                                          ---------        -----         -------
                                          $ 348,900        $ 866         866,000
                                          =========        =====         =======

NOTE D - RELATED PARTY NOTES PAYABLE

The Company's majority stockholders own another company that developed and sold a patent to the Company for $470,000 (see Notes A and B). The Company issued a $470,000 note payable to this related company in conjunction with the purchase. Terms of the note provide for interest at 7.5% per annum. Principal and unpaid interest payments on this note shall be paid from no more than 50% of any Company net profits, as defined.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)

NOTE D - RELATED PARTY NOTES PAYABLE (continued)

Through June 30, 1999, the Company's majority stockholders have agreed to assume the liability for the interest accrued on the above note through June 30, 1999. This assumption of the liability has been recorded as a contribution to additional paid-in capital in the accompanying financial statements.

Additionally, the related corporation described above has advanced money to the Company under an unsecured, revolving promissory note. Terms of this note provide for interest at 8.5%, payable quarterly, with principal due on December 31, 2000. At December 31, 1998 and June 30, 1999, amounts outstanding on this note payable are $45,900 and $48,200, respectively.

NOTE E - INCOME TAXES

For the years ended December 31, 1998 and 1997, the six months ending June 30, 1999 and 1998, and the period from inception (December 17, 1992) to June 30, 1999, the (provision) benefit for income taxes consists of the following:

                                                                    Six months
                                            Year ended                ended
                                            December 31,             June 30,
                                      ---------------------    -----------------------
                       Cumulative       1998         1997         1999           1998
                       ----------     --------     --------     --------      --------
                      (Unaudited)                                    (Unaudited)
Deferred income
   taxes                $ 24,750      $     --     $  8,600     $     --      $  3,000
Change in valuation
   allowance             (24,750)           --           --           --       (24,750)
                        --------      --------     --------     --------      --------
                        $     --      $     --     $  8,600     $     --      $(21,750)
                        ========      ========     ========     ========      ========

Realization of a deferred tax asset is dependent upon the Company generating sufficient future taxable profits arising from existing taxable temporary differences. At June 30, 1998, a valuation allowance was recorded to provide for the uncertainty of the realization of the previously recorded deferred tax asset. Subsequent to June 30, 1998, no deferred tax benefits have been recorded because operations have not yet commenced and future taxable income is uncertain (see Note A).

At June 30, 1999, the Company has deferred start up costs and interest for tax purposes of $815,593. Upon commencement of operations, these deferred costs will be amortized against taxable income over a five year period.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)

NOTE F - SPECIAL SERVICES AGREEMENTS

In June 1998, pursuant to a stock purchase agreement, the Company issued 250,000 shares of common stock for public relations and marketing services. Subsequently, the purchaser defaulted on the terms of the agreement and 92,500 shares were returned to the Company. These shares of stock are reflected as treasury stock in the accompanying financial statements. The fair value of the shares issued, less the treasury stock, of $315,000 has been recorded as stock issue expenses for the year ended December 31, 1998.

On March 31, 1999, the Company entered into a special services agreement with an unrelated active participation investor. Pursuant to this agreement, the investor will provide various public relations and marketing services to the Company in exchange for the right to purchase 875,000 shares of the Company's stock for $1,000,000. The purchase of these shares will occur in stages, at varying per share prices ranging from $.25 to $2.00 per share. At March 31, 1999, 250,000 shares were issued for a stock subscription receivable of $62,500. For the six months ended June 30, 1999, the $812,500 difference between the fair value of the stock issued and the purchase price has been recorded as stock issue expenses.

NOTE G- TREASURY STOCK

In December 1998, the Company canceled a stock purchase agreement with a purchaser (see Note F). As a result, 92,500 shares of common stock were returned to the Company. The treasury stock is recorded at the original cost per share of the stock transaction. However, these shares are currently held in an escrow account on behalf of the Company. It is the intention of the Company that these shares be held for future issuance to new investors or for future services to be provided.

                           BIOFILTRATION SYSTEMS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
            DECEMBER 31, 1998 (AUDITED) AND JUNE 30, 1999 (UNAUDITED)

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 Disclosure about Fair Values of Financial Instruments requires disclosure of fair value to the extent practicable for financial instruments which are recognized in the balance sheet. The fair value disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider tax consequences of realization or settlement. The following summarizes financial instruments by individual balance sheet account at December 31, 1998 and June 30, 1999:

                                  December 31, 1998                 June 30, 1999
                              -------------------------        -------------------------
                              Carrying           Fair           Carrying          Fair
                               amount           value           amount           value
                              ---------        --------        ---------        --------
                                                                      (Unaudited)
    Financial Assets
       Cash                   $   9,120        $  9,120        $   3,755        $  3,755
                              =========        ========        =========        ========
       Advances to related
          Company             $ 465,910        $  (A)          $ 465,910        $  (A)
                              =========        ========        =========        ========

    Financial Liabilities
       Accounts payable       $  12,192        $ 12,192        $  12,286        $ 12,286
                              =========        ========        =========        ========
       Stockholder notes
          payable             $ 348,900        $  (B)          $ 348,900        $  (B)
                              =========        ========        =========        ========
       Related party notes
          payable             $ 515,900        $  (A)          $ 518,200        $  (A)
                              =========        ========        =========        ========

The carrying values of cash and accounts payable approximate their fair values.

(A) The fair value of the advances to related party and related party notes payable are not determinable. Due to the involvement of the related party, no stated interest rate and no specific repayment date, it is impracticable to estimate the fair value of these financial instruments (see Notes B and D).

(B) The fair value of the stockholder notes are not determinable because they are noninterest bearing and have no specified repayment date. Therefore, it is impracticable to value these notes at current market interest rates (see Note C).